LOUIS STINSON, JR., P.A.
ATTORNEY AT LAW
SUITE 305 • RIVIERA PROFESSIONAL BUILDING
4675 PONCE DE LEON BOULEVARD
CORAL GABLES, FLORIDA 33146
TELEPHONE (305) 667-7571
FACSIMILE (305) 667-0206

24-4444

1-A @

January 24, 2002

Via Fax: 202-942-9516

02013669

PROCESSED
FEB 2 6 2002
P THOMSON FINANCIAL

Mr. John Reynolds
Mail Stop 3-4
Division of Corporations Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Bongiovi Entertainment, Inc.
Regulation A Offering Circular

Dear Mr. Reynolds:

Pursuant to our recent conversation this will confirm that Bongiovi Entertainment, Inc.'s Regulation A Offering Circular will be amended by insertion of the following language to the front/facing page of the Offering Circular.

> "This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."

Sincerely,

Louis Stinson, Jr.

LSJr:kdj

The undersigned directors of Bongiovi Entertainment, Inc., hereby agree and consent to the foregoing.

Dated January 24, 2002

Anthony Bongiovi, Jr., Director
President

Ronald E. Simmons, Director
Chief Executive Officer

Joseph G. Butera, Jr., Director
Vice President

N

## Pitt, Vickie

**From:** Clein, Don
**Sent:** Monday, February 25, 2002 1:46 PM
**To:** Jones, Diane L; Pitt, Vickie
**Subject:** Release pick-ups & an order

**Importance:** High

1. NO release pick-ups for today, Monday 2/25/02
   I will get schedule for rest of week to you.

2. We would like to get the following application from the Ref.Rm. The IC release number which apppears at the bottom of this notice from the SEC's 2/22/02 digest, may be the key thing to find that:

GOLDMAN, SACHS & CO., ET AL.

A notice has been issued giving interested persons until March 18, 2002, to request a hearing on an application filed by Goldman, Sachs & Co., et al., for an order exempting applicants from Sections 12(d)(1), 17(a) and 17(e) of the Investment Company Act, and under Section 17(d) and Rule 17d-1 under the Act to permit certain joint transactions. The order would permit certain registered investment companies to pay an affiliated lending agent a fee based on a share of the revenue derived from securities lending activities; the registered investment companies to use cash collateral from securities lending transactions (Cash Collateral) to purchase shares of certain money market funds and private investment companies; the registered investment companies to lend portfolio securities to affiliated broker-dealers; and the affiliated broker-dealers to engage in principal transactions with, and receive brokerage commissions from, certain registered investment companies that are affiliated with the broker-dealers solely as a result of investing Cash Collateral in the money market funds or private investment companies. (Rel. IC-25424 - February 20)

35pp

02/20/02

Please let me know if you have any questions.

Thanks, Don